

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Timothy S. Krieger
Chief Executive Officer
Twin Cities Power Holdings, LLC
16233 Kenyon Ave., Suite 210
Lakeville, Minnesota 55044

> **Re:    Twin Cities Power Holdings, LLC**
> **Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-179460**

Dear Mr. Krieger:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note that upon maturity the notes may be automatically renewed for the same term as the matured notes.  Please advise us whether or not you intend to register the offer and sale of notes made in connection with renewals. To the extent you intend to rely on an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.

2.    Please confirm to us that you reasonably expect to offer and sell the registered $50 million renewable unsecured subordinated notes in the next two years. Refer to Rule 415(a)(2).

Prospectus Summary, page 1

3.      Please include a summary of the most significant risks of the offering and the notes, including the risks of subordination, the absence of any substantive covenant protections, such as restrictions on additional indebtedness, and the risk that you will be unable to make interest payments.  With respect to this third risk, please provide quantitative support, such as a fixed charge coverage ratio for each of the past three years.

4.      Please include a summary of the most significant conflicts and related party transactions, including the HTS debt and Mr. Krieger's personal loan guarantees.

Use of Proceeds, page 18

5.      We note that you have listed more than one use for the proceeds. Please revise your disclosure to indicate the order of priority of your purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

6.      We note that you may use a portion of the proceeds to repay amounts owed under a promissory note payable to the HTS parties.  We further note that a portion of the proceeds may be used to pay expenses related to your possible entry into the retail electricity market, including business acquisitions. Please revise your disclosure to provide the information required by Item 504 of Regulation S-K, as applicable.  Refer to Instructions 4 and 5 of Item 504.

Management's Discussion and Analysis, page 20

7.      Given the significant difference in liquidity demands between your physical trading as compared to your financial trading, please include a relevant breakdown of your historical trading and discuss your future expectations with respect to this breakdown.

Results of Operations

Years Ended December 31, 2010 and 2009

Other income (expense), page 24

8.      Please provide additional information regarding the impairment of your investment in joint ventures.  Specifically, please disclose the condensed consolidated financial information of the joint ventures, if material.

Liquidity and Capital Resources, page 24

9.      Please disclose additional information regarding your energy commodity contracts
        and energy commodity option contracts, including number of contracts, the settlement
        dates, and fair value of each type of contract.

Critical Accounting Policies and Estimates, page 27

10.     Please tell us your basis for recording the profit interest payments including the
        balance sheet and income statement classification.  Please disclose the amount of
        deferred payments recorded in accrued compensation as of each reporting date.
        Lastly, please tell us the general nature of Class B membership and why these
        members are entitled to allocation of profits without making financial investment or
        being exposed to performance loss.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure,
page 27

11.     Please include an Exhibit 16 letter from your previous independent public accountant
        in an amended filing on Form S-1.  Reference is made to Item 3-04 of Regulation S-
        K.

Renewal or Redemption On Maturity, page 53

12.     Please advise us when and how a note holder will be informed of the interest rate that
        will apply to a renewed note.

Events of Default, page 58

13.     Please provide more detail on the cross-default provisions of the indenture.

No Personal Liability of Our Governors, Officers, Employees and Members, page 61

14.     We note the liability waiver provision of the indenture.  Please provide us an analysis
        as to how this provision, when applied to claims related to the federal securities laws,
        is consistent with Section 14 of the Securities Act.  The analysis should include a
        discussion of procedural protections, substantive remedies and Commission
        oversight.

Plan of Distribution page 66

15.     Please provide an analysis as to the status of the Servicing Agent as an underwriter in
        the distribution.

16.     We note your disclosure where you state that you "may distribute the notes in one or more transactions: (1) at a fixed price or prices, which may be changed; or (2) at negotiated prices." We further note your disclosure in the summary section and elsewhere where you state that the offering price will be "100% of the principal amount per note." Please reconcile your disclosure or advise.

Financial Statements

Notes to Combined Financial Statements

Note 1.  Organization and Description of Business, page F-9

17.     We note that you have provided your financial statements on a combined basis based upon common ownership. Please tell us how these three entities have met the definition of entities under common control.  Within your response, please tell us the ownership percentages prior and subsequent to the combination.

Note 12. Commitments and Contingencies, page F-22

18.     We note your disclosure related to former employee litigation and your indication that there is at least a reasonable possibility that your assessment of litigation liability may change in the next year by a material amount.  Please tell us how you have met the estimated loss or range of loss disclosure requirements under Section 450 of the Accounting Standards Codification.  Additionally, please apply this comment to your interim financial statements.

Exhibit 5.1, Legal Opinion

19.     The legal opinion appears to be qualified in that it assumes that future notes issuances will be consistent with future prospectus supplements.  Please advise us how you intend to provide an unqualified opinion in connection with future issuances of notes. Refer to Topic II.B.2(b) of Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551- 3439 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551- 3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:     Mark S. Weitz, Esq.